Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Agreement for the Refinancing of $29.1 Million of Maturing Indebtedness

July 1, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that the Company received approval, in the form of a commitment letter, from one of its existing lenders to refinance a loan facility that was originally maturing on June 30, 2020 (the “Existing Facility”).

The Existing Facility is secured by two of the Company’s Capesize vessels, the 2010 built M/V Geniuship and the 2004 built M/V Gloriuship, which will also secure the new loan facility (the “New Facility”).  The New Facility will have a five-year term, expiring in July 2025, and its underlying repayment terms will have a positive impact on the break-even rates of the subject vessels. Pursuant to the commitment letter, the New Facility will provide additional flexibility to the Company as compared to the Existing Facility. The refinancing is subject to completion of definitive documentation.

In order to facilitate the refinancing, the Company has reached an agreement with the lender under the Existing Facility to extend its original term until July 31, 2020.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:

“We are very pleased to announce this important development for our Company, as it will allow us to timely refinance an imminent loan maturity, with a new five-year facility that will have a positive impact on the break-even rates of the vessels, at a time when the earnings environment is improving considerably.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 11 years. The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com